UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HIREQUEST, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

433535101

(CUSIP Number)

Richard F. & Lisa S. Hermanns Dynasty Trust dated July 16, 2008
240 S. Pineapple Avenue
10th Floor
Sarasota, FL 34236
(941) 336-6660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 43353101
1	Names of Reporting Persons Richard F. & Lisa S. Hermanns Dynasty Trust dated July 16, 2008
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Florida
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,100,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,100,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 15.4 (1)
14	Type of Reporting Person OO

Calculated based on 13,604,949 shares of common stock of the Issuer outstanding as of January 21, 2021.

EXPLANATORY NOTE

Item 1.
Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Shares”), of HireQuest, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 111 Springhall Drive, Goose Creek, SC 29445.

Item 2.
Identity and Background

This Schedule 13D is being filed by Richard F. & Lisa S. Hermanns Dynasty Trust dated July 16, 2008 (the “Reporting Person”). The Reporting Person’s principal address is 240 S. Pineapple Avenue, 10th Floor, Sarasota, FL 24236. The Reporting Person is a trust organized under the laws of Florida.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source and Amount of Funds or Other Consideration

All 2,100,000 of the Shares beneficially owned by the Reporting Person were gifted to it for no consideration from Richard Hermanns, the President, Chief Executive Officer, and Chairman of the Issuer.

Item 4.
               Purpose of Transaction

The Reporting Person accepted the gift for estate planning purposes.

Item 5.
Interest in Securities of the Issuer

(a) and (b)                      The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,100,000 Shares, representing 15.4% of the outstanding Shares.

(c)           Other than as described in this Amendment, the Reporting Person has not effected any transaction in Shares during the past 60 days.

(d)           To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment.

(e)           Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.
Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021
  /s/ Cheryl Godron ___________
 Cheryl Gordon, Trustee of Reporting Person